December 9, 2014

FOIA Confidential Treatment of Supplemental Information
Requested by Polaris Industries Inc, pursuant to
Rule 83 (17 C.F.R. § 200.83)

Mr. Lyn Shenk, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Polaris Industries Inc.
Form 10-K for Fiscal Year Ended December 31, 2013, filed February 21, 2014
Form 10-Q for Quarter Ended June 30, 2014, filed July 25, 2014
File No. 001-11411

Dear Mr. Shenk:
On behalf of Polaris Industries Inc. (the "Company" or "Polaris" or "we"), we hereby submit our response to comments received from the Staff of the Securities and Exchange Commission (the "Commission") by letter dated November 17, 2014. For ease of reference, the Company's responses are numbered to correspond to the order of the comments in your letter.
As indicated below, in connection with submitting this response letter to the Staff, we are also providing certain supplemental information to the Staff, which is not included in this letter and has been filed separately with the Staff. We refer to the supplemental information as "Supplement A." Pursuant to Rule 83 of the Commission's Rules on Information and Requests 17 C.F.R. § 200.83 ("Rule 83"), the Company has requested confidential treatment for such Supplement A. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request. If you have any questions regarding the request, please contact the undersigned via telephone at 763.542.0542.
Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to Consolidated Financial Statements, page 48
Note 12. Segment Reporting, page 65

Comment:

1.
You disclosed that you meet the aggregation criteria pursuant to ASC 280 to report as a single reportable business segment. Your business section discussion appears to indicate that you manage your businesses along product lines. Based on the “sales by product line tabular disclosure” on page 26, we note the parts, garments and accessories product line has steadily grown in recent years and represents 16% of the total sales for the fiscal year ended December 31, 2013. We also note from the latest second quarter earnings call that this product line has the highest margin. In that regard, please clarify for us if product lines represent your operating segments. If so, please tell us how you evaluated that aggregation of the product lines was consistent with the objective and basic principles of ASC 280 and the product lines have similar economic characteristics. Tell us how you evaluated each of the aggregation criteria in ASC 280-10-50-11 in determining you have one reportable segment. Please be detailed in your response.

Response:
Identification of operating segments
Polaris has identified four operating segments as part of its review of operating segments criteria under ASC 280-10-50-1 for the fiscal year ended December 31, 2013. The operating segments are 1) Snowmobiles, 2) Off-Road Vehicles (“ORV”), 3) Motorcycles and 4) Small Vehicles. The ORV operating segment includes all-terrain vehicles (“ATV”) and side-by-side vehicles, including distribution to military and government customers, and our commercial business. The Motorcycles operating segment includes Victory motorcycles and Indian motorcycles. Lastly, the Small Vehicles operating segment includes our 20l1 acquisitions of Global Electric Motorcars, LLC ("GEM") and Goupil Industries S.A. ("Goupil"), as well as our 2013 acquisition of A.M. Holdings S.A.S., which operates under the name Aixam Mega S.A.S. ("Aixam"). In each case, the operating segment includes the business activities from wholegoods (finished vehicles) as well as the associated parts, garments and accessories (“PG&A”) for those operating segments.
Polaris specifically considered whether the associated PG&A activities should be reported within each of the four respective operating segments. The Company's management views its operating segments and its PG&A activities as being integral and fundamentally inseparable components of the Company's business of selling an array of products to its customers. The Chief Operating Decision Maker ("CODM") uses financial information that includes the wholegood product lines grouped with the associated PG&A to make resource allocation decisions. The PG&A products are economically tied to the wholegoods products because the PG&A products could not exist without the wholegoods product and the wholegoods product requires PG&A to support customers' expectations regarding the functionality of the wholegoods, as evidenced by the following characteristics:
1. Consistent suppliers - The component parts that make up a wholegoods product and the replacements parts sold as PG&A are physically the same, are made by the same suppliers or in our factories with the same manufacturing processes, and utilize the same tooling.
2. Interchangeable accessories - Accessories are, in many instances, the same physical part. The definition of what is a standard feature on a wholegoods unit versus what is a separately sold accessory changes from model year to model year. For example, a winch may be a standard part of the wholegoods product on one year's ORV model and only offered as an accessory on the next year's ORV model. These circumstances confirmed our determination that the associated PG&A should be included in its respective operating segment. Additionally, when customers order new wholegoods products, they have the opportunity to customize their purchases with certain accessories or accessory packages, which consist of various PG&A offerings, depending on the product.
Most accessories can be and are sold as part of the complete wholegoods products. The Company regularly markets upscale “limited edition” models that incorporate many of the accessories as factory-installed into the final product for each of our operating segments. Examples of these accessories include winches, cabs, windshields, wheels and tires, storage racks and bags, and shock absorbers. When certain wholegoods models include the accessories on a “limited edition” basis, the sales price for the accessories are included in the wholegoods line in the financial reports, not within the PG&A sales line. If a more basic model is sold to the dealer and the consumer later decides to purchase the upgrade accessory from a dealer, the accessory sale would be recorded in the PG&A sales line. In both examples, whether factory installed or sold and installed by the dealer after the initial sale to the consumer, the respective accessory is being procured from the same vendor or produced in-house, using the same tooling and manufacturing processes. With respect to the procurement processes for garments, we note that garments sales represent less than 1% of Polaris’ total 2013 sales and less than 9% of total 2013 PG&A sales and therefore, for purposes of this discussion, is not a meaningful part of the PG&A business.
The Commission Staff noted that within page 26 of the 2013 Form 10-K, we list Parts, Garments, and Accessories within the "sales by product line tabular disclosure." The inclusion of PG&A sales within that disclosure is in accordance with the requirements of Regulation S-K Item 303(a)(3), which requires us to describe the "significant components of revenues or expenses that, in the registrant's judgment, should be described in order to understand the registrant's results of operations." We acknowledge that the tabular disclosure was mis-titled as "sales by product line," as we do not consider PG&A to be a product line, but instead a product type within each of the four operating segments. In future filings, we will modify the title of the sales tabular disclosure within the Results of Operations Section in Management's Discussion and Analysis of Financial Condition and Results of Operations to read "Sales Components".
Aggregation of operating segments
The Company performed the ASC 280 review regarding the aggregation of operating segments for the fiscal year ended December 31, 2013. We first evaluated whether aggregation was consistent with the objective and basic principles of ASC 280, and if the segments have similar economic characteristics. We then assessed the remaining criteria within ASC 280-10-50-11, including a) the nature of the products and services, b) the nature of the production processes, c) the type or class of customer for their products and services, d) the methods used to distribute their products or provide their services and e) the nature of the regulatory environment. This review led us to conclude that it is appropriate to aggregate the four operating segments into a single reportable segment.
Similar economic characteristics
The economic characteristics of the four operating segments were reviewed and determined to be similar. The gross profit characteristics of the four operating segments were similar when viewed over an extended time period. By analyzing both historical as well as expected results for future periods, we are confident in our assessment that the Company’s operating segments share similar economic characteristics when measured over a period of years. Accordingly, we believe that the current presentation of segment information permits the users of the Company’s financial statements to better understand our performance and make informed judgments about our prospects. Paragraph 280-10-55-7A indicates that operating segments are considered to be similar if they can be expected to have essentially the same future economic characteristics. Therefore, the similarity of the economic characteristics should also be evaluated based on both historical and future expectations rather than only on the Company’s most recent operating performance.
We believe that notwithstanding certain modest differences in the gross profit percentages for the Company’s segments, as illustrated in Supplement A, the economic characteristics of the segments are expected to have similar gross profit percentages in the future. The Company’s publicly-stated strategic objective is to grow annual sales to $8.0 billion and expand net income margins to greater than 10% by 2020, which is based on the expectation that all four operating segments will have similar gross profit percentages in the future. Based on our longer-term analysis of both historical and forward-looking information, we believe that separate reporting of segment information would not help users of the Company’s financial statements better understand its performance, better assess its prospects for future net cash flows, or make more informed judgments about Polaris as a whole.
To further clarify, we provide as Supplement A, a long-term analysis of the Company’s gross profit percentage on both a historical basis and expected future results basis that supports our conclusion that the economic characteristics of our four operating segments are similar (Polaris has requested confidential treatment of Supplement A pursuant to Rule 83). Included in that analysis are historical sales and gross profit percentage data for each of our four operating segments, Snowmobiles, Off-Road Vehicles (“ORV”), Motorcycles and Small Vehicles, beginning with the year 2009 through 2013. Additionally, we have included the gross profit percentage information for the Company’s budget for 2014 and the Company’s Long Range Plan (“LRP”) projected future results for 2015 through 2018.
Criteria A - Nature of the products and services
Polaris meets criteria a) as the products in the four operating segments are all classified as motorized vehicles built on a fabricated chassis platform made of metal, utilizing primarily internal combustion engines and integrated drive components designed for recreational or utility use. All of the products have rubber tires or rubber tracks and use the same fundamental engineering design and development efforts for chassis, steering, suspension, vehicle dynamics and powertrain control issues. Polaris offers certain comparable services to customers, including but not limited to promotional and warranty programs. The programs have similar terms and each operating segment offers a full line of PG&A, which as previously described, are economically tied to the respective operating segment.

Criteria B - Nature of the production processes
Polaris meets criteria b) as the products of the four operating segments are assembled with parts and components either produced in-house at common facilities using common processes or sourced by outside suppliers, many of whom produce parts for more than one operating segment. The processes in some of our facilities utilize the same labor force for multiple operating segments as well as the same welding, painting, machining of metal components, injection-molding, stamping, and assembly processes and equipment. Many operating segments also utilize the same computer systems as well as using essentially the same supplier base for procurement of component parts. Due to the commonality of the production process and nature of the products, we are able to leverage our current supply base for many of our recent acquisitions across each of the operating segments. In addition, each of the four operating segments utilize the same product development process and engineering facilities and tools to design, develop and test new products.

Criteria C - Type or class of customers
Polaris meets criteria c) as the class of customers for the products of the four operating segments is essentially the same, meaning they are used by outdoor enthusiasts in a recreational manner or in a utilitarian manner in a work setting to perform duties such as transporting people and/or carrying work loads and tools. The demographics of users are very similar and the purchasing decision processes for each of the operating segments are also similar. Polaris targets its marketing to these end consumers, utilizing similar tactics and strategies to create demand.
Furthermore, we believe that the class of customers for our operating segments (at both the dealer and end customer level) is essentially the same for the following reasons:
1. The Company’s ORVs, Snowmobiles, Motorcycles, and Small Vehicles are largely sold through an independent dealer distribution network whose members, in most cases, carry products from more than one of our operating segments, and in many cases carry products within all of the Polaris operating segments (including the associated PG&A).
2. The marketing and promotional programs offered to the dealer network are similar across all operating segments.
3. The end consumer of Polaris products is also similar in many ways. The demographics of the typical customer for most of our products are remarkably similar: primarily a married male, approximately 43 to 52 years old on average, with a median annual household income of approximately $90,000 to $125,000. Marketing to these customers is also similar for all operating segments as the Company advertises in outdoor enthusiast publications and promotes events that its customer demographic likes to attend such as football games, basketball games, hockey games, NASCAR races and other outdoor events.
4. Our end consumer requires that our products meet two basic types of applications: a) recreation riding and b) utility/work applications, including basic transportation and carrying heavy loads. The products utilized for recreation riding tend to emphasize acceleration, precise steering and handling, and suspension technologies that emphasize nimbleness and a smooth ride. This is true for Snowmobiles and recreational ORVs as well as Motorcycles. To achieve these characteristics, similar designs and technologies are leveraged across the operating segments for engines, suspensions, and chassis design. The second application required by our consumer customers relates to utility and work applications, including transporting people and/or heavy loads. These types of vehicles are designed with similar powertrains but geared for increased power and lower speeds, larger and more robust cargo carrying spaces, the ability to carry multiple passengers, and suspensions that are designed to ensure stability while carrying heavy loads. This is true for certain models of Snowmobiles, ORVs, Motorcycles, and Small Vehicles.
Criteria D - Methods used to distribute products and services
Polaris determined that criteria d) is met because the products of all four operating segments are mainly sold and subsequently serviced through independent powersports dealers or distributors. There is significant overlap in Polaris’ dealer network across operating segments with most dealers carrying products from more than one operating segment. A common intranet-based electronic interface, which coordinates delivery of products, ordering of PG&A and administration of warranty claims and promotional programs, is utilized across most operating segments. The various sales incentive tools provided to the independent dealers are also very similar in nature across the four operating segments, such as floor plan assistance, cooperative advertising, sales promotion programs and retail finance credit incentives. The logistical distribution to the customers is similar with wholegoods and PG&A delivered on common carriers, sometimes on the same truck.
Criteria E - Nature of the regulatory environment
Polaris determined that criteria e) is met by all four operating segments because the products are all regulated in the U.S. by essentially the same federal and state regulators such as the Environmental Protection Agency (EPA), the California Air Resources Board (CARB), National Highway Transportation Safety Administration (NHTSA) and the Consumer Products Safety Commission (CPSC) and similar regulators in international jurisdictions. The regulations concerning Polaris' business relationships with the independent dealers that carry its products from any one or more of the four operating segments are also similar.
Based on the above analysis, we believe that our four operating segments meet the requirements for aggregation as outlined in ASC 280-10-50-11 and, therefore, separate reporting of segment information would not help users of the Company’s financial statements better understand its performance, better assess its prospects for future net cash flows, or make more informed judgments about Polaris as a whole. The aggregation of the Company's operating segments for financial reporting purposes provides investors with information that is equivalent in all material respects to the information that would be provided if the Company treated its operating segments as separate reporting segments.

Form 10-Q for the period ended June 30, 2014
Consolidated Statements of Cash Flows, page 6

Comment:
2. Please revise to disclose cash paid for interest and income taxes in accordance with ASC 230-10-50-2.

Response:
We believe that the disclosure requirements within ASC 230-10-50-2, which state to disclose the amount of cash paid for interest and income taxes paid, is only required in annual financial statements. However, in future quarterly reports filed with the Commission, the Company intends to revise its disclosure to include the supplemental information, related to cash paid for interest and income taxes, consistent with our annual disclosure within Form 10-K. Such disclosure, had it been included in the Form 10-Q for the period ended June 30, 2014, and for the period ended September 30, 2014, would have been the following:

	Six months ended June 30,
	2014	2013
Supplemental Cash Flow Information (in thousands):
Interest paid on debt borrowings	$5,855	$2,844
Income taxes paid	$113,322	$59,433

	Nine months ended September 30,
	2014	2013
Supplemental Cash Flow Information (in thousands):
Interest paid on debt borrowings	$6,823	$3,263
Income taxes paid	$177,110	$86,839

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14
Liquidity and Capital Resources, page 18

3. We note your disclosure that the increase in cash provided by operating activities was primarily attributable to higher net income. Please expand your discussion to disclose the material underlying factors that impact the comparability of operating cash flows and quantify each factor indicated so that investors may understand the magnitude of each. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Response:
In future reports filed with the Commission, the Company will quantify in terms of cash, the significant factors that materially contribute to the changes in net cash provided by operating activities in the Liquidity and Capital Resources section of Management’s Discussion and Analysis. The Company notes the Commission Staff’s comment that references to changes in line items in the statements of cash flows do not necessarily provide a sufficient basis for a reader to analyze the impact on cash and, therefore, the Company will address material changes in the underlying drivers, rather than merely describe items identified on the face of the statements of cash flows as noted in Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.”

***
In responding to the Commission Staff's questions and comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings,

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the Commission Staff finds this letter to be fully responsive to the matters raised in your November 17, 2014 letter. Should you have any further questions or comments, please contact the undersigned at 763.542.0542.

Very truly yours,

/s/ MICHAEL W. MALONE
Michael W. Malone
Vice President — Finance and
Chief Financial Officer